[ACE*COMM Letterhead]
October 14, 2005
BY EDGAR
Mark P. Shuman
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Re:	ACE*COMM Corporation (the “Company”)
Withdrawal of Registration Statement on Form S-3, as amended, filed with the Securities and
Exchange Commission (the “SEC”) on April 26, 2005 (Registration No. 333-124351)
Dear Mr. Shuman:
     The Company previously filed the above-referenced registration statement and hereby respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), such registration statement be withdrawn. As discussed with the Staff, the Company intends to amend the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. No securities were offered or sold pursuant to this registration statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act. Please apply the Company’s filing fee to its account with the SEC.
     If you have any questions regarding the foregoing application for withdrawal, please feel free to contact Steven M. Kaufman of Hogan & Hartson L.L.P., the Company’s outside counsel, at (202) 637-5600.

Sincerely,

/s/ Steven R. Delmar

Steven R. Delmar
Senior Vice President and Chief Financial Officer